



Travis Brodeen · 2nd

MVP Institute

Founder at MVP Institute

Talks about #startup and #invest

Austin, Texas, United States ·

Contact info

2,208 followers · 500+ connections

11 mutual connections: Kirill Gichunts, Jonny Price, and 9 others

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Providing services
Business Consulting, Management Consulting, Public Relations, Marketing C...
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2,208 followers



Crowdfunding business valuations have increased substantially. While valuations did decline post the great...

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Message from Oksana:

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A better Friends and Family Round



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According to PitchBook Data, the Heartland accounted for 10% of VC funding over the last 5 years. But for Wefunder...

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About

I help founders raise early stage capital. Primary focus on Angel and Crowdfunding. If you want to cut to the chase or max your campaign, let's talk. $500k-10M early stage, pre-seed and seed.

Experience

Founder

MVP Institute

May 2019 – Present · 2 yrs 3 mos

Austin, TX

We specialize in helping you raise early stage capital. Through our expertise in the Crowdfunding Industry and Angel Funding relationships, we're your 'inside man' on the best techniques, strategies and the psychological impact necessary to raise the funding you need to grow your business and achieve your dreams.

Advisor

HearHere

Dec 2019 – Present · 1 yr 8 mos

United States

Co-Founder & CTO

Newchip

Jul 2016 – May 2019 · 2 yrs 11 mos

Austin, TX

#1 startup investment app in Apple app store. Split into two companies- one becoming the Newchip Accelerator and other acquired for it's technology and user-base 2019.

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Founder and CTO

ENVOKEN
Mar 2013 – May 2016 · 3 yrs 3 mos
Austin, TX

Austin, TX based ENVOKEN is an elite group of IT and marketing specialists focused on delivering fast, value driven and effective technical solutions for small and medium sized businesses. ...see more

Vice President R&D and Chief Technical Officer

The Center for Generational Kinetics, LLC
Mar 2013 – Nov 2013 · 9 mos
Austin, TX

Developed and launched online courses, membership programs and marketing strategies for best selling author Jason Dorsey, a world famous speaker, public figure and #1 leading industry expert on the millennial generation.

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Licenses & certifications

Certified Scrum Product Owner (CSPO)

Scrum Alliance
Issued Oct 2018 · Expired Oct 2020

Certified ScrumMaster (CSM)

Scrum Alliance
Issued Oct 2018 · Expired Oct 2020

Volunteer experience

Supporter

Back on My Feet
Poverty Alleviation

Back on My Feet (BoMF) is a national, for-purpose 501(c)3 organization that uses running to help those experiencing homelessness change the way they see themselves so they can make real change that results in employment and independent living.

Supporter

charity: water

Mar 2012 – Present • 9 yrs 5 mos

Poverty Alleviation

A non-profit organization bringing clean, safe drinking water to people in developing countries. 100% of all public donations directly fund water projects.